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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*



                          SIGNAL APPAREL COMPANY, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    826619108
                  --------------------------------------------
                                 (CUSIP Number)


                                  James Illson
       c/o Kidd, Kamm & Company, Three Pickwick Plaza, Greenwich CT 06830
                                 (203) 661-0070
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 22, 1994
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 2 of 7 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING  PERSON S.S. OR I.R.S. IDENTIFICATION
                NO. OF ABOVE PERSON

                Kidd, Kamm Equity Partners, L.P.
                51-0338070
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                             [_]

--------------------------------------------------------------------------------
        3       SEC USE ONLY



--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                00

--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [_]



--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,400,000
      NUMBER OF          -------------------------------------------------------
        SHARES                  8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                         0
         EACH            -------------------------------------------------------
      REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON
         WITH                           1,400,000
                         -------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,400,000
--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                      [_]

--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.6%
--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 3 of 7 Pages
-------------------                                            -----------------

                                  SCHEDULE 13D

ITEM 1.     SECURITY AND ISSUER.

            Security:   Common Stock, $.01 par value per share

            Issuer:     Signal Apparel Company, Inc.
                        537 Market Street
                        Chattanooga, Tennessee 37402

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is being filed by Kidd, Kamm Equity Partners, L.P. ("KKEP").

            KKEP is a limited partnership formed under the laws of the State of Delaware. The general partner of KKEP is Kidd, Kamm Investments, L.P. ("Investments") a limited partnership formed under the laws of the State of Delaware. The general partner of Investments is Kidd, Kamm Investments, Inc. ("Investments, Inc.") a corporation formed under the laws of the State of Delaware. The executive officers of Investments, Inc. are: Kurt L. Kamm, President; William J. Kidd, Secretary and Treasurer; and James E. Illson, Vice President. The principal occupation of each of Messrs. Kidd, Kamm and Illson is as partners of KKEP. The principal business address of each of Messrs. Kidd and Illson is: Kidd, Kamm & Company, Three Pickwick Plaza, Greenwich, Connecticut 06830. The principal business address of Mr. Kamm is Kidd, Kamm & Company, 9454 Wilshire Boulevard, Beverly Hills, California 90212. Messrs. Kamm, Kidd and Illson are citizens of the United States. Hereinafter KKEP, Investments, Investments, Inc. and Messrs. Kamm, Kidd and Illson are sometimes collectively referred to as the "Reporting Persons".

            KKEP's principal business is investments.

            The address of KKEP's principal office is: Kidd, Kamm Equity Partners, L.P., c/o Kidd, Kamm & Company, Three Pickwick Plaza, Greenwich, Connecticut 06830

            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 4 of 7 Pages
-------------------                                            -----------------

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to the terms of the Stock Purchase Agreement dated October 6, 1994 by and among American Marketing Works, Inc., Kidd, Kamm Equity Partners, L.P., MW Holdings, L.P., the other shareholders named therein and Marvin Winkler and Sherri Winkler, and Signal Apparel Company, Inc., (the "Stock Purchase Agreement") as amended by the Amendment to Stock Purchase Agreement dated as of November 1, 1994 ("Amendment No. 1") and Amendment No. 2 to Stock Purchase Agreement ("Amendment No. 2") also dated as of November 1, 1994, 1,400,000 shares of common stock, $.01 par value per share ("Signal Shares") of Signal Apparel Company, Inc. ("Signal") were acquired by KKEP, MW Holdings, L.P. KB
(CI) Nominees Limited, as nominee for Berkeley Atlantic Income Limited, Berkeley Technology Investments Limited, and Westpac Securities (Jersey) Limited, as nominee for Govett American Endeavour Fund, Bermuda Trust (Jersey) Limited, as custodian for Scimitar Development Capital Fund and as trustee for Scimitar Development Capital "B" Fund (collec tively, the "Selling Shareholders"). All of the Signal Shares were issued to KKEP, pursuant to the Stock Disposition Agreement dated as of October 6, 1994 (the "Stock Disposition Agreement"), as nominee for the Selling Shareholders and are registered in the name of "Kidd, Kamm Equity Partners, L.P., as agent under the Stock Disposition Agreement dated as of October 6, 1994". Pursuant to the terms of the Stock Disposition Agreement, described in greater detail below (Item 5(d) of this Schedule 13D) KKEP has sole voting and dispositive power with respect to the Signal Shares. The Selling Shareholders are, however, the beneficial owners of Signal Shares and are entitled to receive distributions in accordance with the priorities set forth in the Stock Disposition Agreement.

            The Signal Shares were acquired by the Selling Shareholders in exchange for all of their respective right title and interest in and to all of the issued and outstanding shares of common stock and/or preferred stock of American Marketing Works, Inc. ("AMW"), a Delaware corporation.

            The Signal Shares acquired by the Selling Shareholders are subject to being reduced by up to 300,000 shares in the event certain events take place or fail to take place.

            Of the Signal Shares, 150,000 are "Unvested" as that term is defined in the Registration Rights Agreement and will become "Vested" if Signal postpones the filing of a registration statement or suspends the effectiveness of a registration statement filed in satisfaction of the registration rights granted to the Selling Shareholders pursuant to the Registration Rights Agreement.

            In addition KKEP has entered into a pledge agreement, dated as of November 22, 1994, with Grayrock Capital Group Inc., as agent (the "Pledge Agreement") with respect to certain debt of AMW. In the event that the guaranty is not called, then KKEP will be obligated to return 150,000 of the Signal Shares.

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 5 of 7 Pages
-------------------                                            -----------------



ITEM 4.     PURPOSE OF THE TRANSACTION

            The Signal Shares were acquired by KKEP pursuant to the terms set forth in the Stock Purchase Agreement. The Signal Shares were acquired pursuant to a negotiated transaction pursuant to which the Selling Shareholders desired to sell their AMW stock to Signal in exchange for shares of Signal common stock, on terms which the parties determined were mutually acceptable.

            No Reporting Person has any current plans or proposals that relate to or would result in the acquisition of any additional shares of Signal common stock, any extraordinary transactions involving Signal, any change in the management of Signal, or any of the other types of transaction enumerated in
Item 4 of Schedule 13D. However, the undersigned or any other Reporting Person may, from time to time acquire additional shares of Signal common stock either through purchases in the open market or in negotiated transactions at prices that the undersigned or such other Reporting Person considers to be fair and reasonable.



ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Kidd, Kamm, Equity Partners L.P.

              (a)     Aggregate Number:                       1,400,000
                      Percentage of Class:                       15.6%

              (b)     Sole power to vote
                      or direct vote:                         1,400,000

                      Shared power to vote
                      or direct vote:                                 0

                      Sole power to dispose or
                      to direct the disposition:              1,400,000

                      Shared power to dispose
                      or to direct the disposition:                   0


              (c) Other than the transactions reported on this Schedule 13D, neither the undersigned nor any other Reporting Person has effected any transactions in the securities of Signal during the past 60 days.

              (d) Pursuant to the terms of the Stock Disposition Agreement the Selling Shareholders have appointed KKEP as their agent and attorney-in-fact for the purpose of

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 6 of 7 Pages
-------------------                                            -----------------

acquiring the Signal Shares from Signal, disposing of the Signal Shares and distributing the proceeds of any such disposition of Signal Shares, and any Signal Shares not disposed of, all in accordance with the priorities set forth in the Stock Disposition Agreement. Pursuant to the terms of the Stock Disposition Agreement, KKEP is granted all rights and powers of the Signal Shares, including the power to vote, assent or consent with respect thereto and to take part in and consent to any corporate or shareholders action of any kind whatsoever and to receive distributions with respect to Signal Shares.

              (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            In addition to the Stock Disposition Agreement described in Item 5(c) of this Schedule 13D, KKEP has entered into a Pledge Agreement (the "Pledge Agreement") with Grayrock Financial dated November 22, 1994 pursuant to which it has pledged all of the Signal Shares.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (a)         Stock Purchase Agreement.

            (b)         Amendment No.1.

            (c)         Amendment No.2.

            (d)         Stock Disposition Agreement.

            (e)         Pledge Agreement.

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 7 of 7 Pages
-------------------                                            -----------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 1994

                                             KIDD, KAMM EQUITY PARTNERS, L.P.


                                             By: KIDD, KAMM INVESTMENTS, L.P.,
                                                 general partner
                                             By: KIDD, KAMM INVESTMENTS, INC.,
                                                 general partner

                                             By: /s/ James E. Illson
                                                ----------------------------
                                                Name: James E. Illson
                                                Title: Vice President